EXHIBIT 21

Subsidiaries of the Registrant Listing the Jurisdiction of Organization

SUBSIDIARY	JURISDICTION
Interich International Limited	British Virgin Islands
PT Puncak Kalabat	Indonesia

Omitted from the table are those subsidiaries which are not significant subsidiaries (as defined in rule 1-02(w) of Regulation S-X of the Securities Exchange Act of 1934, as amended) and in the aggregate would not constitute a significant subsidiary.